Daniels Corporate Advisory Company, Inc.

Parker Towers, 104-60

Queens Boulevard, 12th Floor

Forest Hills, New York 11375

July 3, 2012

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Daniels Corporate Advisory Company, Inc. Amendment No. 13 to Registration Statement on Form S-1; Filed June 21, 2012; File No. 333-169128

Dear Mr. Dang:

We are writing in response to telephone comments of the Commission Staff, regarding the above-captioned matters.

We respond to the specific comments of the Staff as follows:

General

1.

You have asked that we modify our references to our “exclusive marketing and rights” agreements by deleting the word “exclusive.”

Response:  The requested revisions has been made to pages 10, 22, and 24 of the prospectus.

Note 2 – Summary of Significant Accounting Policies, page 58

2.

We note your references to the audited condensed consolidated financial statements. Please revise to clarify that the interim financial statements are unaudited.

Response:  The requested revisions have been made to Note 2 on page 58 of the prospectus, as follows:

Basis of Presentation:

We have prepared the accompanying condensed consolidated financial statements in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) including the instructions to Form S-1 and Rule 10-01 of Regulation S-X.  Such rules and regulations allow us to condense and omit certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America.  We believe these condensed consolidated financial statements reflect all adjustments (consisting of normal, recurring adjustments) that are necessary for a fair presentation of our consolidated financial position and consolidated results of operations for the periods presented.  The information included in this Form S-1 should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended February 29, 2012 and February 28, 2011.

In addition, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Arthur D. Viola,

Chief Executive Officer

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